UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Michael Racich

1601 Washington Avenue, Suite 800

Miami Beach, Florida 33139

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y 103	Page 2

1	Name of reporting person Barry S. Sternlicht
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF, PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,501,487(1)
	8	Shared voting power 0 (1)
	9	Sole dispositive power 25,501,487 (1)
	10	Shared dispositive power 0(1)

11	Aggregate amount beneficially owned by each person 25,501,487
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.4%(2)
14	Type of reporting person IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Percentage is calculated based on 176,776,824 shares of Class A Common Stock issued and outstanding as of June 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on June 9, 2021 plus shares of Class A Common Stock underlying the Private Placement Warrants (as defined herein).

CUSIP No. 13781Y 103	Page 3

1	Name of reporting person Jaws Sponsor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (see item 5)
	8	Shared voting power 0 (see item 5)
	9	Sole dispositive power 0 (see item 5)
	10	Shared dispositive power 0 (see item 5)

11	Aggregate amount beneficially owned by each person 0 (see item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0% (see item 5)
14	Type of reporting person OO

(1)

Percentage is calculated based on 176,776,824 shares of Class A Common Stock issued and outstanding as of June 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on June 9, 2021 plus shares of Class A Common Stock underlying the Private Placement Warrants (as defined herein).

CUSIP No. 13781Y 103	Page 4

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on July 14, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, referred to herein as the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

As of July 21, 2021, as reflected in this Amendment, the Reporting Persons beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

As a result of the expiration of the Reporting Persons’ agreement not to transfer the Class A Common Stock received in respect of its Class B Ordinary Shares, as set forth in the Investor Agreement filed as exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-39289) filed on June 9, 2021, due to satisfaction of the 20 trading day per share closing price condition, on July 21, 2021, the Sponsor distributed all of the Sponsor’s directly held Class B Ordinary Shares and Private Placement Warrants to its members for no consideration.

Item 5. Interests in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 176,776,824 shares of Class A Common Stock as outstanding as of June 9, 2021 plus shares of Class A Common Stock underlying the Private Placement Warrants, as is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned by Mr. Sternlicht include shares of Class A Common Stock received in respect of: (i) 4,865,517 shares of PIPE Class A Common Stock; (ii) 7,844,639 Private Placement Warrants; and (iii) 12,791,331 Class B Ordinary Shares.

(b) Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) On July 21, 2021, the Sponsor transferred all beneficially owned Private Placement Warrants and Class A Common Stock and ceased to beneficially own Class A Common Stock of the Issuer.

(d) Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Solely with respect to the Sponsor, July 21, 2021.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Agreement, dated February 16, 2021

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2021	Barry Stuart Sternlicht

	By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlich
Barry S. Sternlicht

JAWS SPONSOR, LLC

	By:	/s/ Michael Racich
Michael Racich
Title: Chief Financial Officer

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